Exhibit 99.1

October 23, 2024

Constellium Reports Third Quarter 2024 Results

Paris - Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today reported results for the third quarter ended September 30, 2024.

As a reminder of the press release issued on February 21, 2024 and following the SEC comment letter review process, Constellium will no longer report Value-Added Revenue (VAR), a Non-GAAP financial measure. In addition, the Company has revised its definition of consolidated Adjusted EBITDA, a Non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its consolidated Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. Following the revision of its definition, consolidated Adjusted EBITDA, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors and other stakeholders with the necessary information to explain the non-cash impact of metal price lag on its reported results.

Third quarter 2024 highlights:

•	Shipments of 352 thousand metric tons, down 5% compared to Q3 2023

•	Revenue of €1.6 billion, down 5% compared to Q3 2023

•	Net income of €3 million compared to net income of €64 million in Q3 2023

•	Adjusted EBITDA of €110 million

•	Includes negative €17 million impact at Valais as a result of the flood

•	Includes negative non-cash metal price lag impact of €3 million

•	Segment Adjusted EBITDA of €61 million at P&ARP, €47 million at A&T, €10 million at AS&I, and €(4) million at H&C

•	A&T and AS&I results include impact at Valais as a result of the flood

•	Cash from Operations of €86 million and Free Cash Flow of €(10) million

•	Includes negative €6 million impact at Valais as a result of the flood

•	Repurchased 1.2 million shares of the Company stock for $21 million

Media Contacts
Investor Relations	Communications
Jason Hershiser	Delphine Dahan-Kocher
Phone: +1 443 988-0600	Phone: +1 443 420 7860
investor-relations@constellium.com	delphine.dahan-kocher@constellium.com
1

Nine months ended September 30, 2024 highlights:

•	Shipments of 1.1 million metric tons, down 4% compared to YTD 2023

•	Revenue of €5.2 billion, down 8% compared to YTD 2023

•	Net income of €91 million compared to net income of €118 million in YTD 2023

•	Adjusted EBITDA of €461 million

•	Includes negative €17 million impact at Valais as a result of the flood

•	Includes positive non-cash metal price lag impact of €26 million

•	Segment Adjusted EBITDA of €168 million at P&ARP, €210 million at A&T, €75 million at AS&I, and €(17) million at H&C

•	A&T and AS&I results include impact at Valais as a result of the flood

•	Cash from Operations of €292 million and Free Cash Flow of €57 million

•	Includes negative €6 million impact at Valais as a result of the flood

•	Repurchased 3.1 million shares of the Company stock for $60.4 million

•	Leverage of 2.8x at September 30, 2024

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team faced significant challenges in the third quarter, including increased demand weakness across several of our end markets, and the ongoing impact from the flood that occurred back in late June at our facilities in the Valais region in Switzerland. I am pleased to report that the clean-up and restoration is well underway and earlier this week we were able to partially restart some of our operations. I am proud of our entire team on the ground in the Valais region and wanted to thank them for their incredible resolve and courage during this very difficult time.”

“Looking more at our end markets, packaging demand remained healthy during the quarter. Aerospace demand has started to slow down as commercial aerospace OEMs are dealing with supply chain challenges and continue to struggle to increase build rates. Automotive demand during the quarter started to soften in North America, while weakness accelerated during the quarter in automotive markets in Europe. We experienced a sharp decline in demand in North America in most industrial markets, and further weakness in most industrial and specialties markets in Europe. Free Cash Flow was negative €10 million in the quarter, which includes a €6 million impact at Valais as a result of the flood, and we ended the quarter with leverage at 2.8x. Also in the quarter, we repurchased 1.2 million shares for $21 million,” Mr. Germain continued.

Mr. Germain concluded, “We continue to face uncertainties on the macroeconomic and geopolitical fronts, and we have a demand environment that has continued to weaken throughout the year, which accelerated during the third quarter and has now spread to most of our end markets. Based on our current outlook, in 2024 we expect Adjusted EBITDA to be in the range of €580 million to €600 million, excluding an estimated one-time impact of €30 million to €40 million from the flood in Switzerland, and excluding the non-cash impact of metal price lag. Given the softness we are experiencing today across most of our end markets with no signs of recovery in the near-term, we are also more cautious as we head into 2025. At this stage, our Adjusted EBITDA target of over €800 million, excluding the non-cash impact of metal price lag, is delayed pending market recovery. Overall, we like our end market positioning and remain confident in the long-term fundamentals driving the demand for our products. Our focus remains on executing our strategy and increasing shareholder value.”

2

Group Summary

	Q3 2024	Q3 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	352	369	(5)%	1,110	1,156	(4)%
Revenue (€ millions)	1,639	1,720	(5)%	5,165	5,626	(8)%
Net income (€ millions)	3	64	n.m.	91	118	n.m.
Adjusted EBITDA (€ millions)	110	141	n.m.	461	470	n.m.
Metal price lag (non-cash) (€ millions)	(3)	(27)	n.m.	26	(72)	n.m.

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported Segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate and the non-cash impact of metal price lag.

For the third quarter of 2024, shipments of 352 thousand metric tons decreased 5% compared to the third quarter of 2023 mostly due to lower shipments in the A&T and AS&I segments. Revenue of €1.6 billion decreased 5% compared to the third quarter of the prior year primarily due to lower shipments and unfavorable price and mix, partially offset by higher metal prices. Net income of €3 million decreased €61 million compared to net income of €64 million in the third quarter of 2023. Adjusted EBITDA of €110 million decreased €31 million compared to Adjusted EBITDA of €141 million in the third quarter of last year due to weaker results in each of our segments and a €17 million impact at Valais as a result of the flood, partially offset by a favorable change in the non-cash metal price lag impact.

For the first nine months of 2024, shipments of 1.1 million metric tons decreased 4% compared to the first nine months of 2023 due to lower shipments in each of our segments. Revenue of €5.2 billion decreased 8% compared to the first nine months of 2023 primarily due to lower shipments and lower metal prices. Net income of €91 million decreased €27 million compared to net income of €118 million in the first nine months of 2023. Adjusted EBITDA of €461 million decreased €9 million compared to the first nine months of 2023 due to weaker results in each of our segments and a €17 million impact at Valais as a result of the flood, partially offset by a favorable change in the non-cash metal price lag impact.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q3 2024	Q3 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	261	261	—%	787	792	(1)%
Revenue (€ millions)	993	954	4%	2,932	3,033	(3)%
Segment Adjusted EBITDA (€ millions)	61	67	(9)%	168	201	(17)%
Segment Adjusted EBITDA per metric ton (€)	234	256	(9)%	213	254	(16)%

3

For the third quarter of 2024, Segment Adjusted EBITDA of €61 million decreased 9% compared to the third quarter of 2023 primarily due to unfavorable metal costs, partially offset by lower operating costs. Shipments of 261 thousand metric tons were stable compared to the third quarter of the prior year due to higher shipments of packaging rolled products offset by lower shipments of automotive and other specialty rolled products. Revenue of €993 million increased 4% compared to the third quarter of 2023 primarily due to higher metal prices.

For the first nine months of 2024, Segment Adjusted EBITDA of €168 million decreased 17% compared to the first nine months of 2023 primarily due to unfavorable metal costs given tighter scrap spreads in North America, weather-related impacts in the first quarter at our Muscle Shoals facility and unfavorable price and mix, partially offset by lower operating costs. Shipments of 787 thousand metric tons decreased 1% compared to the first nine months of 2023 as a result of higher shipments of packaging rolled products more than offset by lower shipments of automotive and other specialty rolled products. Revenue of €2.9 billion decreased 3% compared to the first nine months of 2023 primarily due to unfavorable price and mix.

Aerospace & Transportation (A&T)

	Q3 2024	Q3 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	48	53	(10)%	165	171	(4)%
Revenue (€ millions)	383	404	(5)%	1,276	1,320	(3)%
Segment Adjusted EBITDA (€ millions)	47	79	(41)%	210	248	(15)%
Segment Adjusted EBITDA per metric ton (€)	979	1,480	(34)%	1,273	1,438	(11)%

For the third quarter of 2024, Segment Adjusted EBITDA of €47 million decreased 41% compared to the third quarter of 2023 primarily due to lower volumes, unfavorable price and mix and a €7 million impact at Valais as a result of the flood. Shipments of 48 thousand metric tons decreased 10% compared to the third quarter of the prior year due to lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €383 million decreased 5% compared to the third quarter of 2023 primarily due to lower shipments, partially offset by higher metal prices.

For the first nine months of 2024, Segment Adjusted EBITDA of €210 million decreased 15% compared to the first nine months of 2023 primarily due to lower shipments, unfavorable price and mix and a €7 million impact at Valais as a result of the flood, partially offset by lower costs. Shipments of 165 thousand metric tons decreased 4% compared to the first nine months of 2023 mostly due to lower shipments of TID rolled products. Revenue of €1.3 billion decreased 3% compared to the first nine months of 2023 primarily due to lower shipments.

4

Automotive Structures & Industry (AS&I)

	Q3 2024	Q3 2023	Var.	YTD 2024	YTD 2023	Var.
Shipments (k metric tons)	42	55	(24)%	157	193	(19)%
Revenue (€ millions)	293	370	(21)%	1,014	1,296	(22)%
Segment Adjusted EBITDA (€ millions)	10	26	(61)%	75	108	(31)%
Segment Adjusted EBITDA per metric ton (€)	238	467	(49)%	475	560	(15)%

For the third quarter of 2024, Segment Adjusted EBITDA of €10 million decreased 61% compared to the third quarter of 2023 primarily due to lower shipments, unfavorable price and mix and a €10 million impact at Valais as a result of the flood, partially offset by lower costs. Shipments of 42 thousand metric tons decreased 24% compared to the third quarter of the prior year due to lower shipments of automotive and other extruded products, including the sale of Constellium Extrusions Deutschland GmbH (“CED”) in September 2023. Revenue of €293 million decreased 21% compared to the third quarter of 2023 primarily due to lower shipments and unfavorable price and mix, partially offset by higher metal prices.

For the first nine months of 2024, Segment Adjusted EBITDA of €75 million decreased 31% compared to the first nine months of 2023 primarily due to lower shipments, unfavorable price and mix and a €10 million impact at Valais as a result of the flood, partially offset by lower costs. Shipments of 157 thousand metric tons decreased 19% compared to the first nine months of 2023 due to lower shipments of automotive and other extruded products, including the sale of CED in September 2023. Revenue of €1.0 billion decreased 22% compared to the first nine months of 2023 primarily due to lower shipments and unfavorable price and mix.

The following table reconciles the total of our segments’ measures of profitability to the group’s Income from Operations:

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
P&ARP	61	67	168	201
A&T	47	79	210	248
AS&I	10	26	75	108
Holdings and Corporate	(4)	(4)	(17)	(15)

Segment Adjusted EBITDA	113	168	435	542

Metal price lag	(3)	(27)	26	(72)

Adjusted EBITDA	110	141	461	470

Other adjustments	(66)	(23)	(232)	(211)

Income from operations	44	118	229	259

5

Reconciling items excluded from our Segment Adjusted EBITDA include the following:

Metal price lag

Metal price lag represents the non-cash financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

For the third quarter of 2024, metal price lag is negative which reflects LME prices for aluminium decreasing during the period. For the first nine months of 2024, metal price lag is positive which reflects LME prices for aluminium increasing during the period. For both the third quarter and the first nine months of 2023, metal price lag is negative which reflects LME prices for aluminium decreasing during the period.

Other adjustments are detailed in the Reconciliation of net income to Adjusted EBITDA Table on page 16.

Net Income

For the third quarter of 2024, net income of €3 million compares to net income of €64 million in the third quarter of the prior year. The decrease in net income is primarily related to lower gross profit and the recognition in the prior year of a gain related to the sale of our CED business, partially offset by lower selling and administrative expenses and lower income tax expense.

For the first nine months of 2024, net income of €91 million compares to net income of €118 million in the first nine months of the prior year. The decrease in net income is primarily related to lower gross profit and the recognition in the prior year of a gain related to the sale of our CED business, partially offset by favorable changes in gains and losses on derivatives mostly related to our hedging positions and lower selling and administrative expenses.

Cash Flow

Free Cash Flow was €57 million in the first nine months of 2024 compared to €112 million in the first nine months of the prior year. The decrease in Free Cash Flow was primarily due to lower Segment Adjusted EBITDA, higher capital expenditures and cash taxes, and the €6 million impact at Valais as a result of the flood, partially offset by a favorable change in working capital and lower cash interest.

6

Cash flows from operating activities were €292 million for the first nine months of 2024 compared to cash flows from operating activities of €321 million in the first nine months of the prior year.

Cash flows used in investing activities were €232 million for the first nine months of 2024 compared to cash flows used in investing activities of €161 million in the first nine months of the prior year. In the first nine months of 2023, cash flows used in investing activities included €47 million of net proceeds from the sale of CED in September 2023.

Cash flows used in financing activities were €110 million for first nine months of 2024 compared to cash flows used in financing activities of €167 million in the first nine months of the prior year. During the first nine months of 2024, the Company repurchased 3.1 million shares of the Company stock for $60.4 million. In the third quarter of 2024, Constellium issued $350 million of 6.375% Senior Notes due 2032 and €300 million of 5.375% Senior Notes due 2032, using the proceeds and cash on the balance sheet to redeem the outstanding portion of the $250 million of 5.875% Senior Notes due 2026 and the €400 million of 4.250% Senior Notes due 2026.

Liquidity and Net Debt

Liquidity at September 30, 2024 was €778 million, comprised of €152 million of cash and cash equivalents and €626 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,677 million at September 30, 2024 compared to €1,664 million at December 31, 2023.

In August 2024, the Pan-U.S. ABL was amended to extend the maturity to 2029 and to increase the commitment from $500 million to $550 million.

Valais Update

In late June 2024, severe flooding impacted Constellium’s plate and extrusion shops in Sierre, as well as its casthouse in Chippis, leading to a suspension of operations. Cleaning efforts are well underway with a strong focus on safety and efficiency. As of mid-October 2024, operations have partially resumed, and Constellium anticipates restarting full operations in its extrusion and plate shops by the end of November 2024. The company aims to complete the production ramp-up for its extrusion and plate businesses by the end of the first quarter of 2025. Mitigation plans have been implemented, including transferring some production to other facilities. Constellium is actively discussing with local authorities to secure the site against future flooding and ensure its long-term viability.

7

The financial impact at Valais as a result of the flood in the third quarter this year was €17 million of Adjusted EBITDA and €6 million of Free Cash Flow. For the full year in 2024, we currently expect the impact to be €30 million to €40 million of Adjusted EBITDA, and €60 million to €70 million of Free Cash Flow including the assumption of partial receipts of insurance payments. We currently expect some cost impact in 2025 as production at the facilities will continue to ramp up, and we also expect some of the insurance proceeds in 2025. All of the insurance proceeds received are accounted for below Adjusted EBITDA.

Outlook

Based on our current outlook, in 2024 we expect Adjusted EBITDA to be in the range of €580 million to €600 million, excluding an estimated one-time impact of €30 million to €40 million at Valais as a result of the flood, and excluding the non-cash impact of metal price lag.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

8

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; natural disasters including severe flooding and other weather-related events; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.

Constellium’s earnings materials for the third quarter ended September 30, 2024 are also available on the company’s website (www.constellium.com).

9

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
Revenue	1,639	1,720	5,165	5,626
Cost of sales	(1,525)	(1,562)	(4,695)	(5,094)

Gross profit	114	158	470	532

Selling and administrative expenses	(63)	(70)	(212)	(221)
Research and development expenses	(11)	(11)	(39)	(37)
Other gains and losses - net	4	41	10	(15)

Income from operations	44	118	229	259

Finance costs - net	(36)	(36)	(101)	(106)

Income before tax	8	82	128	153

Income tax expense	(5)	(18)	(37)	(35)

Net income	3	64	91	118

Net income attributable to:
Equity holders of Constellium	2	64	89	115
Non-controlling interests	1	—	2	3

Net income	3	64	91	118

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.02	0.44	0.61	0.79
Diluted	0.02	0.43	0.60	0.77
Weighted average number of shares, (in thousands)
Basic	145,492	146,820	146,184	145,897
Diluted	147,438	148,704	148,774	148,704

10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	3	64	91	118

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(20)	26	14	30
Income tax on remeasurement on post-employment benefit obligations	4	(6)	(2)	(8)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	13	(6)	9	(2)
Income tax on cash flow hedges	(3)	2	(2)	1
Currency translation differences	(35)	20	(13)	7

Other comprehensive (loss) / income	(41)	36	6	28

Total comprehensive (loss) / income	(38)	100	97	146

Attributable to:
Equity holders of Constellium	(38)	99	96	143
Non-controlling interests	—	1	1	3

Total comprehensive (loss) / income	(38)	100	97	146

11

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2024	At December 31, 2023
Assets
Current assets
Cash and cash equivalents	152	202
Trade receivables and other	591	490
Inventories	1,138	1,098
Other financial assets	30	30

	1,911	1,820

Non-current assets
Property, plant and equipment	2,077	2,047
Goodwill	461	462
Intangible assets	42	47
Deferred tax assets	227	252
Trade receivables and other	37	31
Other financial assets	7	2

	2,851	2,841

Total Assets	4,762	4,661

Liabilities
Current liabilities
Trade payables and other	1,386	1,263
Borrowings	53	54
Other financial liabilities	19	34
Income tax payable	16	19
Provisions	22	18

	1,496	1,388

Non-current liabilities
Trade payables and other	64	59
Borrowings	1,775	1,814
Other financial liabilities	4	8
Pension and other post-employment benefit obligations	383	411
Provisions	87	89
Deferred tax liabilities	33	28

	2,346	2,409

Total Liabilities	3,842	3,797

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	477	420

Equity attributable to equity holders of Constellium	900	843
Non-controlling interests	20	21

Total Equity	920	864

Total Equity and Liabilities	4,762	4,661

12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2024	3	420	—	13	(4)	16	121	274	843	21	864
Net income	—	—	—	—	—	—	—	89	89	2	91
Other comprehensive income / (loss)	—	—	—	12	7	(12)	—	—	7	(1)	6

Total comprehensive income / (loss)	—	—	—	12	7	(12)	—	89	96	1	97

Share-based compensation	—	—	—	—	—	—	17	—	17	—	17
Repurchase of ordinary shares	—	—	(56)	—	—	—	—	—	(56)	—	(56)
Allocation of treasury shares to share-based compensation plan vested	—	—	26	—	—	—	(26)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2024	3	420	(30)	25	3	4	112	363	900	20	920

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	—	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	—	115	115	3	118
Other comprehensive income / (loss)	—	—	—	22	(1)	7	—	—	28	—	28

Total comprehensive income / (loss)	—	—	—	22	(1)	7	—	115	143	3	146

Share-based compensation	—	—	—	—	—	—	15	—	15	—	15
Other	—	—		(1)	—	—	—	1	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2023	3	420	—	49	(11)	48	116	264	889	22	911

13

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	3	64	91	118
Adjustments
Depreciation and amortization	73	77	218	221
Pension and other post-employment benefits service costs	7	5	17	16
Finance costs - net	36	36	101	106
Income tax expense	5	18	37	35
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(17)	(23)	(19)	5
Losses / (gains) on disposal	2	(36)	3	(30)
Other - net	—	5	12	15
Change in working capital
Inventories	(23)	25	(46)	175
Trade receivables	99	133	(87)	(91)
Trade payables	(39)	(109)	114	(123)
Other	(3)	14	7	20
Change in provisions	5	(1)	3	(3)
Pension and other post-employment benefits paid	(19)	(11)	(39)	(30)
Interest paid	(30)	(33)	(86)	(96)
Income tax paid	(13)	(10)	(34)	(17)

Net cash flows from operating activities	86	154	292	321

Purchases of property, plant and equipment	(96)	(76)	(242)	(210)
Property, plant and equipment grants received	—	—	7	1
Acquisition of subsidiaries net of cash acquired	3	—	3	—
Proceeds from disposals, net of cash	—	48	—	48

Net cash flows used in investing activities	(93)	(28)	(232)	(161)

Repurchase of ordinary shares	(19)	—	(56)	—
Proceeds from issuance of long-term borrowings	621	—	621	—
Repayments of long-term borrowings	(631)	(46)	(635)	(51)
Net change in revolving credit facilities and short-term borrowings	1	(90)	1	(83)
Lease repayments	(6)	(13)	(19)	(29)
Payment of financing costs and redemption fees	(13)	—	(13)	—
Transactions with non-controlling interests	(1)	—	(4)	(3)
Other financing activities	(6)	1	(5)	(1)

Net cash flows used in financing activities	(54)	(148)	(110)	(167)

Net decrease in cash and cash equivalent	(61)	(22)	(50)	(7)
Cash and cash equivalents - beginning of period	213	178	202	166
Transfer of cash and cash equivalents from assets classified as held for sale	—	2	—	1
Effect of exchange rate changes on cash and cash equivalents	—	1	—	(1)

Cash and cash equivalents - end of period	152	159	152	159

14

SEGMENT ADJUSTED EBITDA

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
P&ARP	61	67	168	201
A&T	47	79	210	248
AS&I	10	26	75	108
Holdings and Corporate	(4)	(4)	(17)	(15)

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended September 30,		Nine months ended September 30,
(in k metric tons)	2024	2023	2024	2023
Packaging rolled products	193	187	567	564
Automotive rolled products	64	68	204	209
Specialty and other thin-rolled products	5	6	17	19
Aerospace rolled products	23	23	75	74
Transportation, industry, defense and other rolled products	25	30	90	97
Automotive extruded products	29	32	98	110
Other extruded products	15	23	60	83

Total shipments	352	369	1,110	1,156

(in millions of Euros)
Packaging rolled products	688	630	1,983	2,014
Automotive rolled products	278	286	861	902
Specialty and other thin-rolled products	26	38	88	117
Aerospace rolled products	227	234	734	758
Transportation, industry, defense and other rolled products	155	171	541	562
Automotive extruded products	208	237	683	810
Other extruded products	86	133	332	486
Other and inter-segment eliminations	(29)	(9)	(57)	(23)

Total revenue	1,639	1,720	5,165	5,626

Amounts may not sum due to rounding.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

15

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
Net income	3	64	91	118
Income tax expense	5	18	37	35

Income before tax	8	82	128	153
Finance costs - net	36	36	101	106

Income from operations	44	118	229	259
Depreciation and amortization	73	77	218	221
Restructuring costs (A)	4	—	7	—
Unrealized (gains) / losses on derivatives	(18)	(23)	(18)	5
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	1	—	(1)	—
Share based compensation costs	5	5	17	15
Losses / (gains) on disposal (B)	2	(36)	3	(30)
Other (C)	(1)	—	6	—

Adjusted EBITDA (D)	110	141	461	470

of which Metal price lag (E)	(3)	(27)	26	(72)

(A)	For the three and nine months ended September 30, 2024, restructuring costs amounted to €4 million and €7 million, respectively, and were related to cost improvement programs in Europe and in the U.S.
(B)

For the three months ended September 30, 2023, gains and losses on disposal costs net of transaction costs included a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023. For the nine months ended September 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023.

(C)

For the three months ended September 30, 2024, other was mainly related to the losses resulting from flooding in Sierre and Chippis which include clean-up costs, offset by €21 million of insurance proceeds. For the nine months ended September 30, 2024, the losses resulting from flooding in Sierre and Chippis include clean-up costs and €5 million of inventory impairment offset by €21 million of insurance proceeds, as well as €3 million of costs associated with non-recurring corporate transformation projects.

(D)	Adjusted EBITDA includes the non-cash impact of metal price lag as presented on the line below.
(E)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

16

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2024	2023	2024	2023
Net cash flows from operating activities	86	154	292	321
Purchases of property, plant and equipment, net of grants received	(96)	(76)	(235)	(209)

Free Cash Flow	(10)	78	57	112

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2024	At December 31, 2023
Borrowings	1,828	1,868
Fair value of net debt derivatives, net of margin calls	2	(2)
Cash and cash equivalents	(152)	(202)

Net debt	1,677	1,664

17

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

18

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Leverage is defined as Net debt divided by last twelve months Segment Adjusted EBITDA, which excludes the non-cash impact of metal price lag.

19